EXHIBIT 1A-10C

QOEG Service Agreement

BETWEEN:	Quality Online Education Group Inc. Suite 306, 650 Highway 7 East, Richmond Hill, Ontario, Canada L4B 2N7 (hereinafter “QOEG”, “the Service Provider”)

AND:

(hereinafter “the User”)

Part 1: General Provisions

(1)	“The User” is any natural person who enters into a legal relationship with QOEG for the provision of the Services under the terms of this Service Agreement (hereinafter “Agreement”) . “The Service Provider” is QOEG. Accepting this Agreement of QOEG is a prerequisite of registering a User Account on http://qualityonline.education/ (hereinafter “Website”). QOEG provides age-appropriate online English classes (hereinafter “Services”) for students between the age of 4 to 12 years old (hereinafter “Students” collectively or “Student” individually). By attending the online classes, Students are able to learn English online individually or in groups with the help of an English teacher (hereinafter “Teacher”).

(2)	The User should read this Agreement thoroughly. Once the User signs it, it means s/he has read, understood and fully accepted all the terms and conditions of this Agreement. The User and Student are obliged to comply with the provisions of this Agreement and applicable policies of the Service Provider. The User cannot claim that this Agreement is invalid or cancel this Agreement because s/he has not read it or failed to get answers for his/ her inquiries regarding the services provided by QOEG.

(3)	If the Student is under 18 years old, their legal guardian or representative (e.g. parent, foster parent, stepparent etc.) agrees and undertakes to ensure that the Student shall only use the Website and the Services with the approval and under the guidance of the legal guardian or representative. The legal guardian or representative hereby declares and warrants that s/he has the legal capacity to enter into this Agreement and to act as the legal guardian or representative of the Student; that he/she understands and acknowledges the provisions of this Agreement; and that he/she and the Student will comply with the terms of this Agreement. In the event of any breach of this warranty, the legal representative or legal guardian and/or the User violating the warranty shall be liable for any and all damages and costs incurred thereof. Also, QOEG has the right to freeze or delete the Student’s account when necessary.

(4)	This Agreement will take immediate effect after the User has made payment for Services provided by QOEG and has registered on the Website.

(5)	The User represents and warrants to the Service Provider that he or she does not reside in mainland China. If such representation and warranty is false or inaccurate, the Service Provider shall have the right to terminate the Services at any time.

Part 2: Services Details

Services Payment
Price: 9000 RMB	Price after discounted: 6750 RMB
Services Details
Teacher	Philippine Teacher
Class Type	1:1
Units	12 Units
Major Courses	120 Classes with 25 minutes each
Complimentary Major Courses	10 Classes with 25 minutes each
Optional Courses	20 Classes with 25 minutes each
Validity Period	18 months
Personal Leaves of Absence	8 times

Part 3: Courses

(1)	With Major Courses, there are eight levels (Level 1 to Level 8). QOEG will assist the Student to choose which level to start based on his/ her performance in both the placement test and the Demo Class. By signing this Agreement, both the User and the Student have reached the agreement upon the start level with QOEG. Also, the User has the right to file a request to change the Student’s level based on his/ her English progress, and QOEG will facilitate the change when necessary.

(2)	With Optional Courses, the User will work with QOEG to arrange classes according to the Student’s needs. Also, there are no designated teachers for Optional Courses.

Part 4: The Registration of the Student, Conclusion of Contract

(1)	The User and the Student are obliged to keep the account information confidential, and any leakage to third parties is strictly forbidden. The account and the Services may be used by the User or the Student solely at his/ her own risk and under his or her own responsibility. Neither the User nor the Student should give, lend or offer the account to others without the express written approval of QOEG.

(2)	QOEG shall not be liable for any damages arising from the incorrect and/or inaccurate data provided by the User. The User can change the data given during the registration at any time. The User should inform QOEG of any change related to the Student or his/ her account at the earliest convenience.

(3)	QOEG is the data controller of any data which constitutes personal data, and which is uploaded when using the Services. QOEG will protect personal data, keep confidential the personal data received and take all necessary steps to secure data processing. The information QOEG gathered from the User enables QOEG to personalize and improve the Services.

(4)	QOEG reserves the right to make changes or corrections to the Website, the Application, the Mini Application and Services without prior notice at any time. QOEG also reserves the right to place the Website under a different domain name. This Agreement shall enter into force upon publication on the Website and shall remain in force until its cancellation or amendment. If the User does not agree with the changes or corrections of this Agreement, s/he should contact QOEG at his/ her earliest convenience. If the User or the Student continues with the Services provided by QOEG, s/he shall be deemed to have agreed with the changes or corrections.

(5)	QOEG reserves the right to cancel or postpone the classes scheduled on holidays with advance notice to the User or the Student.

(6)	This Agreement shall automatically terminate without the need for further action on the earlier of: (i) the applicable expiry date of the Services Validity Period; and (ii) the next day after the last live online class is held. Upon the termination of this Agreement, the User or the Student’s profile will be terminated and therefore the User or the Student cannot access classes or other services anymore. The termination of this Agreement shall not affect the legal validity of Part 8: Intellectual Property.

Part 5: Procedure of the Classes

(1)	Reminder: Classes provided by QOEG are with the predetermined fixed schedule. The User or the Student will get class reminders twice on the day of having Classes, one hour before the start of the Class and 15 minutes before the start of the Class respectively. If the User or the Student fails to attend a scheduled class without filing a personal leave request appropriately, the User should take full responsibility and no class shall be arranged to make up for this one.

(2)	Cancellation and Postponement: Cancellation and postponement of the Classes by the User or the Student may be arranged via Mini App on WeChat not later than one hour before the start of the Class. The User or the Student’s failure to meet this deadline shall mean that the User and/ or the Student agree(s) to the scheduled time of the Class. If the leave request exceeds 30 calendar days, or if the User or the Student is absent for more than three consecutive classes, or if the number of the remaining Major Courses is zero, QOEG reserves the right to cancel the predetermined schedule for the User or the Student. When the User or the Student resumes the Services, QOEG shall arrange classes based on his/ her needs. Also, QOEG will arrange substitute teacher if the designated teacher cannot teach the scheduled Class.

(3)	Absence: If the User or the Student is absent on the scheduled Class, Payment for it shall not be refunded. If the User or the Student is late for the Class or leaves early, s/he shall be deemed to have given up the Scheduled Class and no class shall be arranged to make up for this one. If the Teacher is late for the Class or leaves early, one class shall be arranged to make up for every accumulated 15 minutes of online live classes.

(4)	Make-up Classes: QOEG will arrange classes to make up for the ones that are not offered by QOEG pursuant to the predetermined fixed schedule. If the Teacher is absent and no substitute teacher is provided, QOEG will arrange double the number of classes affected by the Teacher’s absence. QOEG shall arrange make-up classes if: (i) the Teacher cannot teach the Class due to Internet issue or hardware malfunctions on the Teacher’s end; or (ii) the designated Teacher is absent from the class, and QOEG fails to inform the User or the Student before the start of the class or no substitute teacher is provided; or (iii) the Teacher cannot teach the Class due to the Platform malfunction or breakdown. QOEG shall not be obliged to arrange make-up classes if: (i) the User or the Student fails to test the speed of the Internet or the function of his or her hardware properly before the start of the first class with QOEG or after the User or the Student changes the settings; or (ii) the User or the Student cannot have the class due to Internet issue or hardware malfunctions on the User or the Student’s end; or (iii) the User or the Student is late for the class or leaves early or s/he is absent from the class without filing a personal leave request not later than one hour before the start of the class.

(5)	Postponement: A class shall be postponed according to the User or the Student’s predetermined schedule if the class cannot be held by QOEG. Also, a class shall be postponed according to the User or the Student’s predetermined schedule if the User or the Student cannot attend due to personal reasons for which s/he has filed a request for leave appropriately in advance. Lastly, a class shall be postponed according to the User or the Student’s predetermined schedule if the class falls on holidays.

Part 6: Payment

QOEG provides the User or the Student with online live English Classes and related services and charges fees for the Services. The User can choose from multiple packages according to his/ her preference.

(1)	Bank Account Information Company: Quality Online Education Group Inc. Bank Account: 08642-0410616 Bank: Canadian Imperial Bank of Commerce

The User will be notified and his/ her account will be accessible within a business day after QOEG has received his/ her payment.

(2)	The User can make the payment via WeChat Pay, Alipay, UnionPay and Paypal.

Part 7: Refunds

(1)	If the User or the Student does not want to continue with the Services provided by QOEG, s/he should file formal requests to terminate this Agreement and to ask for refunds, if there is any balance in his or her account. Upon the request of the User, QOEG may consider refunding the Payment to the User partially or in whole. The User agrees that proportional discounts and proportional reductions in the cost of classes resulting from bonus programs which have been used by him/ her at the last payment shall be taken into account when calculating the cost of the used classes to be deducted.

(2)	At QOEG, there are three packages of classes with six, 12 and 24 units respectively. Each unit has 10 live online English classes. Each class is 25 minutes.

Refunds = Total Payment – (Total Payment/ NO. of Classes Paid * NO. of Classes Held)

For example, Mr. Li has purchased a 12 units package with 6750 RMB, which includes 120 Major Course classes, 20 Optional Course classes and 10 Complimentary classes. His child has had 22 Major Course classes and 2 Optional Course classes. Upon Mr. Li’s request, QOEG shall refund him 5592.8 RMB (Refunds = 6750 – (6750/140)*(22+2) = 5592.8 RMB).

(3)	The User shall receive the refund by way of the original method of Payment to the bank account from the User who initiated the Payment, or to the bank account that the User specified in his or her request. If there are extra service charges related to the refunds by third parties, the User agrees and acknowledges that QOEG shall pay such extra service charges to facilitate the procedure and make the deduction from the balance accordingly.

(4)	The User shall be refunded by not more than the total price s/he has paid at the time of purchasing packages. If practice or exercise books and/ or gifts have been used by the User, OQEG shall not take them back and deductions will be made based on reasonable fair market value accordingly.

(5)	If the User has received the receipt after purchasing packages, QOEG shall make the refund up the request on the condition that s/he emails back the original receipt to QOEG. Otherwise, 8% of the total payment shall be deducted from the balance to pay for taxes and other related charges.

(6)	If a request for refund has been approved by QOEG, QOEG shall arrange the refund within 15 business days.

(7)	Once the User has filed the request for refund, QOEG will freeze his or her account. Both the User and the Student shall have no access to classes or other services provided by QOEG. Once the refund has been made, the User or the Student’s account and the classes related to this account shall be deleted.

Part 8: Intellectual Property

QOEG owns all right to any and all work product produced in the course of performing the Services, including ownership of all copyrights, trademarks, patents (and any goodwill associated therewith), trade secrets and other intellectual property (or other proprietary) rights throughout the world contained therein (“Work Product”). The User agrees not to challenge the validity of QOEG’s intellectual property rights in the Work Product.

Part 9: Governing Law

This Agreement shall be governed by and construed according to the laws of the province of Ontario and the laws of Canada applicable in that Province. The User agrees that Ontario courts have exclusive jurisdiction over any dispute relating in any way to this Agreement.

Part 10: Force Majeure

(1)	Other than with respect to the User’s payment obligations, neither party shall be held liable for delays, non-performance or any loss of the other party caused by activities or factors beyond its reasonable control, including without limitation, war, weather, strikes, lockouts, fires, change of law, governmental rule, regulation or decree, acts of God, pandemics, public health emergencies, quarantines, or terrorism.

(2)	Notwithstanding the foregoing, the affected party shall promptly provide written notice thereof to the other party, which notice shall include a detailed description of the event of force majeure along with the affected party’s best estimate of the length of time such event will delay or prevent performance hereunder.

(3)	Additionally, the affected party shall use reasonable efforts to limit the impact of the event of force majeure on its performance hereunder. If an event of force majeure continues for at least six consecutive weeks, either party shall have the right to immediately terminate this Agreement pursuant to the terms hereof.

Part 11: Severability

In the event that any term of this Agreement is deemed to be invalid, illegal, or otherwise unenforceable:

(1)	The parties shall use all reasonable efforts to negotiate in good faith to amend the term in writing to eliminate any such invalidity, illegality, or unenforceability to the extent practically possible, taking into full account their original intent when entering into this Agreement in the first instance; and

(2)	The remaining provisions hereof shall continue in full force and effect.

Part 12: Execution of Agreement

This Letter Agreement may be executed and delivered by the parties in one or more counterparts, each of which when so executed and delivered will be an original, and those counterparts will together constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this agreement.

Quality Online Education Group Inc.

Per:	Date:

Name:

Title:

the User

Per:	Date:

Name:

Email:

Phone Number: